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                                 BRAUN & COMPANY
                                 ---------------
                            BARRISTERS AND SOLICITORS


Thomas A. Braun, B.A., LL.B., LL.M.*


June 19, 2006

By Fax

Dennis C. Hult
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

RE:      MIV THERAPEUTICS, INC.
         ITEM 4.01 FORM 8-K
         FILE NO. 000-30453

Dear Mr. Hult:

Thank you for your letter dated June 9, 2006. We have reviewed your suggestions and taken the time to seriously consider your remarks. Pursuant to your comments, we have amended certain existing information to ensure that our disclosure is clear and concise.

We acknowledge that we, as the registrant, are responsible for the adequacy and accuracy of the disclosures in our filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below, we have restated your comments and inserted our corresponding responses.

FORM 8-K DATED JUNE 1 AND FILED JUNE 7, 2006
--------------------------------------------

1. PLEASE REVISE THE FORM TO STATE WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED AND THE SPECIFIC DATE, AS REQUIRED BY ITEM 304(A)(1)(I) OF REGULATION S-K. IT IS NOT SUFFICIENT TO STATE "THE DECISION TO CHANGE ACCOUNTANTS HAS BEEN APPROVED BY THE BOARD", AS THAT WORDING IS UNCLEAR TO A READER.

     RESPONSE:  The Form 8-K has been amended to disclose the following:

     Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (the "New Accountant") has been engaged as the independent registered accounting firm for MIV Therapeutics, Inc. (the "Company") effective June 6, 2006 and until the New Accountant chooses to resign or the Company chooses to dismiss them. The Company dismissed Ernst & Young (the "Former Accountant") as principal independent accountants as of June 6, 2006.


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     The Company decided not to reappoint the Former Accountant as auditors and informed them of their dismissal on June 5, 2006. The decision to change accountants was approved by the Company's board of directors.

2. TO THE EXTENT THAT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED 8-K

     RESPONSE: We have obtained an Exhibit 16 letter from the former accountants on the amended Form 8-K and have attached it as an exhibit to the Form.

Please find attached copies of the revisions we have made pursuant to your suggestions.

Yours very truly,

BRAUN & COMPANY per:


/s/ Thomas A. Braun

Thomas A. Braun

Encl.


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702 - 777 Hornby Street                                       Tel:(604) 605-0507
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*Also of the California Bar